                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration no. 333-01223

            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED APRIL 3, 1996

                                 $1,360,000,000

                              LUCENT TECHNOLOGIES

                      6.45% DEBENTURES DUE MARCH 15, 2029

                                                        LUCENT TECHNOLOGIES LOGO
     This is an offering of 6.45% Debentures due March 15, 2029 by Lucent Technologies Inc. The Debentures will be general, unsecured, unsubordinated obligations of Lucent. Interest on the Debentures will be paid on March 15 and September 15 of each year. Interest will begin to accrue from March 15, 1999. Interest payments will begin on September 15, 1999. The Debentures will be issued in denominations of $1,000 and integral multiples of $1,000. The Debentures will not be redeemable prior to maturity, except that at the option of Lucent, the Debentures may be redeemed as a whole, but not in part, at 100% of their principal amount plus accrued interest in the event of certain changes relating to United States taxation.
                            ------------------------
     Neither the Securities and Exchange Commission, nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this Prospectus Supplement and the accompanying Prospectus. Any representation to the contrary is a criminal offense.
                            ------------------------

                                                      PER DEBENTURE        TOTAL
                                                      -------------    --------------
Initial Public Offering Price*......................     99.461%       $1,352,669,600
Underwriting Discounts and Commissions..............      0.875%       $   11,900,000
Net Proceeds, before expenses, to Lucent............     98.586%       $1,340,769,600

                            ------------------------
     *The initial public offering price set forth above does not include accrued interest. Interest on the Debentures will accrue from March 15, 1999 and must be paid by the purchaser if the Debentures are delivered to the Underwriters after March 15, 1999.

     The Debentures are being offered for sale in the United States, Europe and Asia. Lucent will apply to have the Debentures listed and traded in accordance with the rules of the New York Stock Exchange, the Luxembourg Stock Exchange and the Stock Exchange of Singapore Limited.
                            ------------------------
     The Underwriters expect to deliver the Debentures to investors on or about March 15, 1999.

   Book-Running Lead
        Manager                                        Joint Lead Manager
BEAR, STEARNS & CO. INC.                               MERRILL LYNCH & CO.

ABN AMRO INCORPORATED
           BARCLAYS CAPITAL
                        CHASE SECURITIES INC.
                                   GOLDMAN, SACHS & CO.
                                             J.P. MORGAN & CO.
                                                     SALOMON SMITH BARNEY
            THE DATE OF THIS PROSPECTUS SUPPLEMENT IS MARCH 10, 1999

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                PAGE
                                                                ----
Incorporation of Certain Documents by Reference.............     S-3
The Company.................................................     S-4
Recent Developments.........................................     S-4
Executive Officers and Directors............................     S-5
Use of Proceeds.............................................     S-5
Capitalization..............................................     S-6
Selected Financial Data and Other Data......................     S-7
Ratio of Earnings to Fixed Charges..........................     S-9
Description of the Debentures...............................     S-9
Certain United States Tax Documentation Requirements........    S-15
United States Taxation of Non-United States Persons.........    S-16
Underwriting................................................    S-19
General Information.........................................    S-21
Legal Matters...............................................    S-21
Experts.....................................................    S-21

                             PROSPECTUS
Available Information.......................................       2
Incorporation of Documents by Reference.....................       2
The Company.................................................       3
Recent Developments.........................................       3
Use of Proceeds.............................................       4
Ratio of Earnings to Fixed Charges..........................       4
Description of the Notes....................................       4
Description of the Warrants.................................      10
Plan of Distribution........................................      11
For Florida Residents.......................................      12
Legal Opinions..............................................      12
Experts.....................................................      12

     THE LUXEMBOURG STOCK EXCHANGE TAKES NO RESPONSIBILITY FOR THE CONTENTS OF THIS DOCUMENT, MAKES NO REPRESENTATION AS TO ITS ACCURACY OR COMPLETENESS AND EXPRESSLY DISCLAIMS ANY LIABILITY WHATSOEVER FOR ANY LOSS HOWSOEVER ARISING FROM OR IN RELIANCE UPON THE WHOLE OR ANY PART OF THE CONTENTS OF THIS DOCUMENT AND THE PROSPECTUS.

     THE STOCK EXCHANGE OF SINGAPORE LIMITED ASSUMES NO RESPONSIBILITY FOR THE CORRECTNESS OF ANY OF THE STATEMENTS MADE OR OPINIONS OR REPORTS EXPRESSED OR CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ADMISSION TO THE OFFICIAL LIST OF THE STOCK EXCHANGE OF SINGAPORE LIMITED IS NOT TO BE TAKEN AS AN INDICATION OF THE MERITS OF LUCENT OR THE DEBENTURES.

     No person is authorized to give any information or to represent anything not contained in this Prospectus Supplement or the accompanying Prospectus. You must not rely on any unauthorized information or representations. This Prospectus Supplement and the Prospectus are an offer to sell or to buy only the Debentures offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this Prospectus Supplement or the Prospectus as well as information previously filed with the Securities and Exchange Commission and incorporated by reference is current only as of the date of the information. Our business, financial condition, results of operations and prospects may have changed since that date.

     OFFERS AND SALES OF THE DEBENTURES ARE SUBJECT TO RESTRICTIONS IN RELATION TO THE UNITED KINGDOM, JAPAN AND SINGAPORE, DETAILS OF WHICH ARE SET OUT IN "UNDERWRITING" BELOW. THE DISTRIBUTION OF THIS

PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS AND THE OFFERING OF THE DEBENTURES IN CERTAIN OTHER JURISDICTIONS MAY ALSO BE RESTRICTED BY LAW. THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS DO NOT CONSTITUTE AN OFFER, OR AN INVITATION ON OUR BEHALF OR ON BEHALF OF THE UNDERWRITERS OR ANY OF THEM TO SUBSCRIBE TO OR PURCHASE, ANY OF THE DEBENTURES, AND MAY NOT BE USED FOR OR IN CONNECTION WITH AN OFFER OR SOLICITATION BY ANYONE, IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.

     We cannot guarantee that applications to the New York Stock Exchange, the Luxembourg Stock Exchange or the Stock Exchange of Singapore Limited will be approved, and settlement of the Debentures is not conditioned on obtaining these listings.

     In this Prospectus Supplement and accompanying Prospectus, unless otherwise specified or the context otherwise requires, references to "dollars", "$" and "U.S.$" are to United States dollars.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Lucent is subject to the information requirements of the Securities Exchange Act of 1934 and files reports and other information with the Securities and Exchange Commission ("SEC"). You may read and copy any reports or other information that Lucent files with the SEC at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington D.C. 20549. You may also receive copies of these documents upon payment of a duplicating fee, by writing to the SEC's Public Reference Section. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room in Washington D.C. and other locations. Lucent's SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" information into this document, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC, including Lucent's annual, quarterly and current reports. The information incorporated by reference is considered to be a part of this document, except for any information that is modified or superseded by information contained in this document or any other subsequently filed document. The information incorporated by reference is an important part of this Prospectus Supplement and the accompanying Prospectus. Any information that we file later with the SEC, specifically, those documents filed pursuant to sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, will automatically update and supersede the information in this Prospectus Supplement and the accompanying Prospectus.

     The following documents have been filed by Lucent with the SEC (File No. 1-11639) and are incorporated by reference into this Prospectus Supplement:

     (1) Lucent's Annual Report on Form 10-K for the Fiscal Year ended September 30, 1998

     (2) Lucent's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 1998

     (3) Lucent's Current Report on Form 8-K filed October 22, 1998

     (4) Lucent's Current Report on Form 8-K filed January 8, 1999

     (5) Lucent's Current Report on Form 8-K filed January 15, 1999

     (6) Lucent's Current Report on Form 8-K filed March 5, 1999

     Copies of the above documents, along with exhibits specifically incorporated by reference by this Prospectus Supplement or the Prospectus and the Company's 1998 Annual Report to Shareowners, may be obtained without charge from the Secretary's Department, Lucent Technologies Inc., 600 Mountain Avenue, Murray Hill, New Jersey 07974 (telephone number: 908-582-8500).

     This Prospectus Supplement and accompanying Prospectus, together with the documents incorporated in them by reference, will be available free of charge at the office of Banque Internationale a Luxembourg S.A., 69 route d'Esch L-1470, Luxembourg and at the offices of Allen & Gledhill, 36 Robinson Road, #18-01 City House, Singapore 068877.

                                  THE COMPANY

     The information contained in this section is qualified in its entirety by and should be read together with the more detailed information and financial statements included or incorporated by reference in this Prospectus Supplement and accompanying Prospectus.

     Lucent designs, builds and delivers a wide range of public and private networks, communications systems and software, data networking systems, business telephone systems and microelectronic components. Lucent is a global leader in the sale of public communications systems, and is a supplier of systems or software to most of the world's largest network operators. Lucent is also a global leader in the sale of business communications systems and in the sale of microelectronic components for communications applications to manufacturers of communications systems and computers. Lucent's research and development activities are conducted through Bell Laboratories, one of the world's foremost industrial research and development organizations.

                              RECENT DEVELOPMENTS

     On January 11, 1999, Lucent announced its intention to merge with Kenan Systems Corporation, a privately held developer of third-party billing and customer care software, in exchange for 12.88 million shares of Lucent common stock. This transaction, which was accounted for as a pooling of interests, was completed on February 26, 1999. Accordingly, the financial information presented in this Prospectus Supplement under "Use of Proceeds," "Ratio of Earnings to Fixed Charges," and "Capitalization" has been derived by combining the historical financial information of Lucent at or for the quarters ended December 31, 1998 and December 31, 1997, fiscal years ended September 30, 1998 and 1997, and for the nine month period ended September 30, 1996 with the historical financial statements of Kenan at or for the quarters ended December 31, 1998 and December 31, 1997 and fiscal years ended December 31, 1998, 1997 and 1996, respectively.

     On January 13, 1999, Lucent announced that it had entered into a definitive agreement to merge with Ascend Communications, Inc., a developer, manufacturer and seller of wide area networking solutions for telecommunications carriers, Internet service providers and corporate customers worldwide. Under the terms of the agreement, which was approved by each company's board of directors, each share of Ascend common stock will be converted into 0.825 shares of Lucent common stock, appropriately adjusted for the two-for-one stock split of Lucent's common stock effective April 1, 1999. Based on Lucent's closing stock price of $107 7/8 on January 12, 1999, the transaction would be valued at approximately $20 billion. This transaction, which is subject to customary conditions and regulatory approvals, is expected to be completed during Lucent's third fiscal quarter, which ends June 30, 1999, and is expected to be accounted for as a pooling of interests.

                        EXECUTIVE OFFICERS AND DIRECTORS

                           CURRENT EXECUTIVE OFFICERS

NAME                                           POSITION
----                                           --------
Richard A. McGinn       Chairman of the Board and Chief Executive Officer
Donald K. Peterson      Executive Vice President and Chief Financial Officer
Richard J. Rawson       Senior Vice President and General Counsel
Patricia F. Russo       Executive Vice President, Strategy, Business
                        Development and Corporate Operations
Daniel C. Stanzione     Executive Vice President, Chief Operating Officer and
                        President, Bell Labs
Bernardus J. Verwaayen  Executive Vice President and Chief Operating Officer

                                   DIRECTORS

NAME                                     PRINCIPAL OCCUPATION
----                                     --------------------
Paul A. Allaire         Chairman of the Board and Chief Executive Officer of
                        Xerox Corporation
Carla A. Hills          Chairman of the Board and Chief Executive Officer of
                        Hills and Company
Drew Lewis              Retired Chairman of the Board and Chief Executive
                        Officer of Union Pacific Corporation
Paul H. O'Neill         Chairman of the Board and Chief Executive Officer of
                        Aluminum Company of America (ALCOA)
Donald S. Perkins       Retired Chairman of the Board and Chief Executive
                        Officer of Jewel Companies, Inc.
Henry B. Schacht        Former Chairman of the Board and Chief Executive
                        Officer of Lucent
Franklin A. Thomas      Retired President of the Ford Foundation
John A. Young           Retired President and Chief Executive Officer of
                        Hewlett-Packard Company

     Each of the above-named persons is a full-time employee of Lucent, except Messrs. Allaire, Lewis, O'Neill, Perkins, Schacht, Thomas and Young and Mme. Hills, and the business address of each, in their capacity as an Executive Officer or Director, is c/o Lucent Technologies Inc., 600 Mountain Avenue, Murray Hill, New Jersey 07974.

                                USE OF PROCEEDS

     Lucent will use the net proceeds from the sale of the Debentures to reduce its outstanding commercial paper. On December 31, 1998, Lucent had approximately $3.53 billion of commercial paper borrowings outstanding, with an effective average interest rate of 5.21%.

                                 CAPITALIZATION

     The capitalization of Lucent and its subsidiaries at December 31, 1998 and as adjusted for the Debentures offered hereby is as follows (in millions of U.S. dollars):

                                                              OUTSTANDING
                                                              DECEMBER 31,
                                                                  1998        AS ADJUSTED
                                                              ------------    ------------
DEBT
  Debt maturing within one year(1)..........................   $    3,763       $ 2,403
  Long-term debt............................................        2,404         2,404
  Debentures offered hereby(1)..............................           --       $ 1,360
                                                               ----------       -------
          Total debt........................................        6,167         6,167
                                                               ----------       -------
SHAREOWNERS' EQUITY
  Preferred stock -- par value $1.00 per share
     authorized shares: 250,000,000
     issued and outstanding shares: none....................           --            --
  Common stock -- par value $.01 per share
     authorized shares: 3,000,000,000(2)
     issued and outstanding shares:
     1,333,123,849(3) at December 31, 1998..................           13            13
  Additional paid-in capital (contributions by
     shareowners)...........................................        4,809         4,809
  Guaranteed ESOP obligation................................          (49)          (49)
  Retained earnings.........................................        3,965         3,965
  Accumulated other comprehensive income (loss).............         (220)         (220)
                                                               ----------       -------
          Total shareowners' equity.........................        8,518         8,518
          Total capitalization..............................   $   14,685       $14,685
                                                               ==========       =======

----------------
(1) Assuming repayment of debt maturing within one year with $1,360 of gross proceeds from the Debentures offered hereby. Except as set forth herein, there has been no material change in the consolidated capitalization of Lucent considered as a whole since December 31, 1998. Accordingly, no adjustments have been made for debt issuances and retirements in the ordinary course of Lucent's financing activities subsequent to December 31, 1998, except with respect to the issuance of the Debentures.

(2) Increased to 6,000,000,000 authorized shares effective February 17, 1999.

(3) A two-for-one stock split of the common stock will be effective April 1, 1999.

                     SELECTED FINANCIAL DATA AND OTHER DATA

     The following supplementary selected financial data has been prepared giving effect to the merger between a subsidiary of Lucent and Kenan under the pooling of interests method of accounting. The supplementary selected financial information is derived from the financial information of Lucent at or for the twelve months ended September 30, 1998, 1997 and 1996, and the years ended December 31, 1995 and 1994 and the financial information of Kenan at or for the twelve month periods ended December 31, 1998, 1997, 1996, 1995 and 1994, respectively. The supplementary selected information at or for the nine month periods ended September 30, 1996 and 1995 is derived from the financial information of Lucent at or for the nine month periods ended September 30, 1996 and 1995 and the financial information of Kenan at or for the twelve month periods ended December 31, 1996 and 1995, respectively.

     The supplemental selected financial information for the three month periods ended December 31, 1998 and 1997 has been derived by combining the historical financial information of Lucent for the three month periods ended December 31, 1998 and 1997, with the financial information of Kenan for the three month periods ended December 31, 1998 and 1997, respectively.

                                    THREE MONTHS
                                        ENDED                                           NINE MONTHS ENDED       YEAR ENDED
                                    DECEMBER 31,        YEAR ENDED SEPTEMBER 30,          SEPTEMBER 30,        DECEMBER 31,
                                  -----------------   -----------------------------     -----------------   ------------------
                                   1998      1997      1998       1997       1996       1996(1)    1995      1995       1994
                                  -------   -------   -------    -------    -------     -------   -------   -------    -------
                                                        (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
RESULTS OF OPERATIONS
Revenues........................  $ 9,264   $ 8,748   $30,328    $26,444    $23,324     $15,897   $14,004   $21,431    $19,777
Gross margin....................    4,866     4,227    14,157     11,539      8,927       6,602     6,158     8,483      8,436
Depreciation and amortization...      346       344     1,338      1,453      1,328         939     1,106     1,495      1,313
Operating income (loss).........    2,128     1,401     2,550      1,666       (939)        495       436      (998)       970
Income (loss) before cumulative
  effect of accounting change...    1,428       799     1,055        574       (788)        229       151      (866)       481
Cumulative effect of accounting
  change(6).....................    1,308        --        --         --         --          --        --        --         --
Net income (loss)...............    2,736       799     1,055        574       (788)        229       151      (866)       481
Earnings (loss) per common
  share -- basic(2)(3):
  Income (loss) before
    cumulative effect of
    accounting change...........     1.07      0.61      0.80       0.44      (0.67)       0.19      0.14     (0.82)        --
  Cumulative effect of
    accounting change(6)........     0.99        --        --         --         --          --        --        --         --
  Net income (loss).............     2.06      0.61      0.80       0.44      (0.67)       0.19      0.14     (0.82)        --
Earnings (loss) per common
  share -- diluted(2)(3):
  Income (loss) before
    cumulative effect of
    accounting change...........     1.05      0.61      0.78       0.44      (0.67)       0.19      0.14     (0.82)        --
  Cumulative effect of
    accounting change(6)........     0.96        --        --         --         --          --        --        --         --
Net income (loss)...............     2.01      0.61      0.78       0.44      (0.67)       0.19      0.14     (0.82)        --
Earnings (loss) per common
  share -- pro forma(3)(4)......       --        --        --         --      (0.61)       0.18      0.12     (0.67)        --
Dividends per common share(3)...    0.080     0.075     0.155     0.1125      0.075       0.075        --        --         --
FINANCIAL POSITION
Total assets....................   31,752    24,809    26,831     23,868     22,650      22,650    18,232    19,735     17,348
Working capital.................    4,984     3,313     3,724(5)   1,782      2,074       2,074       191      (382)       248
Total debt......................    6,167     3,702     4,640      4,203      3,997       3,997     4,192     4,014      3,164
Shareowners' equity.............    8,518     4,694     5,615      3,410      2,695       2,695     2,787     1,438      2,480

                                    THREE MONTHS
                                        ENDED                                           NINE MONTHS ENDED       YEAR ENDED
                                    DECEMBER 31,        YEAR ENDED SEPTEMBER 30,          SEPTEMBER 30,        DECEMBER 31,
                                  -----------------   -----------------------------     -----------------   ------------------
                                   1998      1997      1998       1997       1996       1996(1)    1995      1995       1994
                                  -------   -------   -------    -------    -------     -------   -------   -------    -------
                                                        (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
OTHER INFORMATION
Selling, general &
  administrative expenses as a
  percentage of revenues........     19.3%     17.9%     21.4%      22.0%      31.3%       26.8%     28.9%     33.1%      27.1%
Research & development expenses
  as a percentage of
  revenues(7)...................     10.0%      9.5%     12.2%      11.5%      11.0%       11.6%     12.0%     11.1%      10.6%
Gross margin percentage.........     52.5%     48.3%     46.7%      43.6%      38.3%       41.5%     44.0%     39.6%      42.7%
Ratio of total debt to total
  capital (debt plus equity)....     42.0%     44.1%     45.2%      55.2%      59.7%       59.7%     60.1%     73.6%      56.1%
Capital expenditures............  $   344   $   263   $ 1,634    $ 1,639    $ 1,435     $   942   $   785   $ 1,278    $   878

---------------
(1) Beginning September 30, 1996, Lucent changed its fiscal year end from December 31 to September 30, and reported results for the nine-month transition period ended September 30, 1996.

(2) The calculation of earnings per share on a historical basis includes the retroactive recognition to January 1, 1995 of the 1,049,249,788 shares (524,624,894 shares on a pre-split basis) owned by AT&T on April 10, 1996.

(3) All per share data has been restated to reflect the two-for-one split of Lucent's common stock, which became effective on April 1, 1998.

(4) The calculation of earnings (loss) per share on a pro forma basis assumes that all 1,286,202,650 shares (636,661,931 shares on a pre-split basis) outstanding on April 10, 1996 were outstanding since January 1, 1995 and gives no effect to the use of proceeds from Lucent's initial public offering.

(5) Reflects the reclassification from debt maturing within one year to long-term debt as a result of the November 19, 1998 sale of $500 ($495 net of unamortized costs) of ten-year notes.

(6) Effective October 1, 1998, Lucent changed its method for calculating net pension and post-retirement benefit costs. This change reduces the disparity between fair value and market-related value of plan assets.

(7) Excludes one-time charges of purchased in-process research and development costs from acquisitions.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table presents the unaudited ratio of earnings to fixed charges of Lucent and its subsidiaries and has been prepared to give retroactive effect to the merger with Kenan, which was accounted for as a pooling of interests.

 3-month period ended December 31, 1998.....................     19.3
 3-month period ended December 31, 1997.....................     13.0
12-month period ended September 30, 1998....................      6.6
12-month period ended September 30, 1997....................      5.0
 9-month period ended September 30, 1996....................      2.5
12-month period ended December 31, 1995.....................        *
12-month period ended December 31, 1994.....................      3.2

---------------
* For the year ended December 31, 1995, the ratio of earnings to fixed charges computation indicates that earnings were inadequate to cover fixed charges by $1,154 million. The year ended December 31, 1995 includes pre-tax restructuring and other charges of $2,801 million.

     For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income (loss) from continuing operations before income taxes, less interest capitalized, less undistributed earnings of less than 50% owned affiliates and plus fixed charges. Fixed charges consist of interest expense on all indebtedness and that portion of operating lease rental expense that is representative of the interest factor. Certain years have been reclassified to conform to the current period presentation.

                         DESCRIPTION OF THE DEBENTURES

     Information in this section should be read in conjunction with the statements under "Description of the Notes" in the Prospectus.

GENERAL

     The Debentures:

     - mature on March 15, 2029.

     - bear interest at a rate of 6.45% per annum.

     - are issued pursuant to an Indenture dated April 1, 1996 between Lucent and the Bank of New York, as Trustee, and represent a new and separate series under the Indenture.

     - will be issued in U.S. dollars in denominations of $1,000 and integral multiples of $1,000.

     - represent unsecured and unsubordinated debt.

     - will rank equally with Lucent's other unsecured and unsubordinated debt.

     - are not redeemable prior to maturity except that, at the option of Lucent, the Debentures may be redeemed as a whole, but not in part, at 100% of their principal amount plus accrued interest in the event of certain changes relating to United States taxation.

     - are not subject to any sinking fund.

     - will be represented by one or more Global Debentures in fully registered form. Except in certain limited circumstances, the Debentures will not be issued in definitive form. If the Debentures are issued in definitive form, they will be issued in registered form, and payments of principal and interest will be made according to alternative arrangements.

     - Lucent may, without the consent of the holders of the Debentures, issue additional debentures having the same ranking and the same interest rate, maturity and other terms as the Debentures. Any additional debentures, together with the Debentures, will constitute a single series of debentures under the Indenture.

       INTEREST:

     - is payable on March 15 and September 15 of each year, payable to the persons in whose names the Debentures are registered at the close of business on March 1 and September 1, as the case may be, prior to the payment date.

     - will be calculated on the basis of a 360-day year of twelve 30-day months.

     - payments begin on September 15, 1999 and interest begins to accrue from March 15, 1999.

BOOK-ENTRY, DELIVERY AND FORM

     The Debentures will be issued in the form of one or more definitive global Debentures in registered form (each, a "Global Debenture"). The Global Debentures will be deposited, until all obligations of Lucent with respect to the Debentures are satisfied, with, or on behalf of, The Depository Trust Company ("DTC") and registered, at the request of DTC, in the name of Cede & Co. Beneficial interests in the Global Debentures will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC (the "DTC Participants"). Investors may elect to hold their interests in the Global Debentures through either DTC or Cedelbank ("Cedel") or Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System ("Euroclear"), either directly if they are participants in such systems, or indirectly through organizations that are participants in such systems. Cedel and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Cedel's and Euroclear's names on the books of their respective U.S. depositaries, which in turn will hold such interests in customers' securities accounts in the U.S. depositaries' names on the books of DTC. The Chase Manhattan Bank will act as U.S. depositary for Euroclear, and Citibank, N.A. will act as U.S. depositary for Cedel (in such capacities, the "U.S. Depositaries"). Beneficial interests in the Global Debentures may be held in denominations of $1,000 and integral multiples thereof. The Global Debentures may be transferred, as a whole but not in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     So long as DTC, or its nominee, is the registered owner of a Global Debenture, DTC or such nominee, as the case may be, will be considered the sole owner and holder of the Debentures represented by such Global Debenture for all purposes of the Debentures. Owners of beneficial interests in Global Debentures will not be entitled to have the Debentures represented by such Global Debentures registered in their names. Accordingly, each person owning a beneficial interest in a Global Debenture must rely on the procedures of DTC, or its nominee, and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder of Debentures.

     DTC advises that it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provision of Section 17A of the Exchange Act. DTC was created to hold securities of DTC Participants and to facilitate the clearance and settlement of securities transactions among DTC Participants in such securities through electronic book-entry changes in accounts of DTC Participants, thereby eliminating the need for physical movement of securities. DTC Participants include securities brokers and dealers (including underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly. DTC agrees with and represents to DTC Participants that it will administer its book-entry system in accordance with its rules and by-laws and requirements of law.

     DTC also advises that:

          1. DTC management is aware that some computer applications, systems, and the like for processing date ("Systems") that are dependent upon calendar dates, including dates before, on, and after January 1, 2000, may encounter "Year 2000 problems." DTC has informed DTC Participants and other members of the financial community (the "Industry") that it has developed and is implementing a program so that its Systems, as the same relate to the timely payment of distributions (including principal and income payments) to securityholders, book-entry deliveries, and settlement of trades within DTC ("DTC Services"), continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

          2. DTC's ability to perform properly its services is also dependent upon other parties, including but not limited to issuers and their agents, as well as third party vendors from whom DTC licenses software and hardware, and third party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed the Industry that it is contacting (and will continue to contact) third party vendors from whom DTC acquires services to: (i) impress upon them the importance of such services being year 2000 compliant and (ii) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.

          3. The foregoing information with respect to DTC has been provided to the Industry for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

     Cedel advises that it is incorporated under the laws of Luxembourg as a professional depositary. Cedel holds securities for its participating organizations ("Cedel Participants") and facilitates the clearance and settlement of securities transactions among Cedel Participants through electronic book-entry changes in accounts of Cedel Participants, thereby eliminating the need for physical movement of certificates. Cedel provides to Cedel Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Cedel interfaces with domestic markets in several countries. As a professional depositary, Cedel is subject to regulation by the Luxembourg Monetary Institute. Cedel Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the Underwriters. Indirect access to Cedel is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Cedel Participant either directly or indirectly.

     Distributions with respect to Debentures held beneficially through Cedel will be credited to cash accounts of Cedel Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Cedel.

     Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear ("Euroclear Participants") and to clear and settle transactions among Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by the Brussels, Belgium office of Morgan Guaranty Trust Company of New York (the "Euroclear Operator"), under contract with Euro-clear Clearance Systems S.C., a Belgian cooperative corporation (the "Cooperative"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the

Underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

     The Euroclear Operator is the Belgian branch of a New York banking corporation which is a member bank of the Federal Reserve System. As such, it is regulated and examined by the Board of Governors of the Federal Reserve System and the New York State Banking Department, as well as the Belgian Banking Commission.

     Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

     Distributions with respect to Debentures held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear.

     Debentures will not be issued in definitive form, except in very limited circumstances. If Euroclear, Cedelbank or DTC notifies Lucent that it is unwilling or unable to continue as a clearing system in connection with the Global Debentures or, in the case of DTC only, DTC ceases to be clearing agency registered under the Exchange Act, and in each case a successor clearing system is not appointed by Lucent within 90 days after receiving such notice from Euroclear, Cedelbank or DTC or on becoming aware that DTC is no longer so registered, Lucent will issue or cause to be issued individual certificates in registered form on registration of transfer of, or in exchange for, book-entry interests in the Debentures represented by such Global Debentures upon delivery of such Global Debentures for cancellation. In the event definitive Debentures are issued, Lucent will appoint a paying agent in Luxembourg and Singapore.

GLOBAL CLEARANCE AND SETTLEMENT PROCEDURES

     Initial settlement for the Debentures will be made in immediately available funds. Secondary market trading between DTC Participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC's Same-Day Funds Settlement System. Secondary market trading between Cedel Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Cedel and Euroclear and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

     Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Cedel or Euroclear Participants, on the other, will be effected in DTC in accordance with DTC's rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving Debentures in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Cedel Participants and Euroclear Participants may not deliver instructions directly to the U.S. Depositaries.

     Because of time-zone differences, credits of Debentures received in Cedel or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in such

Debentures settled during such processing will be reported to the relevant Euroclear or Cedel Participants on such business day. Cash received in Cedel or Euroclear as a result of sales of Debentures by or through a Cedel Participant or a Euroclear Participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Cedel or Euroclear cash account only as of the business day following settlement in DTC.

     Although DTC, Cedel and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Debentures among participants of DTC, Cedel and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

PAYMENT OF ADDITIONAL AMOUNTS

     Lucent will, subject to the exceptions and limitations set forth below, pay as additional interest on the Debentures such additional amounts as are necessary in order that the net payment by Lucent or a paying agent of the principal of and interest on the Debentures to a holder who is a non-United States person (as defined below), after deduction for any present or future tax, assessment or governmental charge of the United States or a political subdivision or taxing authority thereof or therein, imposed by withholding with respect to the payment, will not be less than the amount provided in the Debentures to be then due and payable; provided, however, that the foregoing obligation to pay additional amounts shall not apply:

     (1) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of the holder, or a fiduciary, settlor, beneficiary, member or shareholder of the holder if the holder is an estate, trust, partnership or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder, being considered as:

        (a) being or having been present or engaged in trade or business in the United States or having or having had a permanent establishment in the United States;

        (b) having a current or former relationship with the United States, including a relationship as a citizen or resident thereof;

        (c) being or having been a foreign or domestic personal holding company, a passive foreign investment company or a controlled foreign corporation with respect to the United States or a corporation that has accumulated earnings to avoid United States federal income tax; or

        (d) being or having been a "10-percent shareholder" of Lucent as defined in section 871(h)(3) of the United States Internal Revenue Code of 1986, as amended, (the "Code") or any successor provision;

     (2) to any holder that is not the sole beneficial owner of the Debentures, or a portion thereof, or that is a fiduciary or partnership, but only to the extent that a beneficiary or settlor with respect to the fiduciary or a beneficial owner or member of the partnership would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment;

     (3) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of the failure of the holder or any other person to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of such Debentures, if compliance is required by statute, by regulation of the United States Treasury Department or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from, or reduction of, such tax, assessment or other governmental charge;

     (4) to a tax, assessment or governmental charge that is imposed otherwise than by withholding by Lucent or a paying agent from the payment;

     (5) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;

     (6) to an estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax or a similar tax, assessment or governmental charge;

     (7) to any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any Debenture, if such payment can be made without such withholding by any other paying agent; or

     (8) in the case of any combination of items (1), (2), (3), (4), (5), (6) and (7).

     The Debentures are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable thereto. Except as specifically provided under this heading, "-- Payment of Additional Amounts", Lucent shall not be required to make any payment with respect to any tax, assessment or governmental charge imposed by any government or a political subdivision or taxing authority thereof or therein.

     As used under this heading "-- Payment of Additional Amounts" and under the headings "-- Redemption", "Certain United States Tax Documentation Requirements" and "United States Taxation of Non-United States Persons," the term "United States" means the United States of America (including the States and the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction, "United States person" means (i) any individual who is a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States,
(iii) any estate the income of which is subject to United States federal income taxation regardless of its source or (iv) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or if the trust elects under United States Treasury Regulations to be treated as a U.S. person, and "non-United States person" means a person who is not a United States person.

REDEMPTION

     If (i) as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of the United States (or any political subdivision or taxing authority thereof or therein), or any change in, or amendments to, the official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after the date of this Prospectus Supplement, Lucent becomes or will become obligated to pay additional amounts as described herein under the heading "-- Payment of Additional Amounts" or (ii) any act is taken by a taxing authority of the United States on or after the date of this Prospectus Supplement, whether or not such act is taken with respect to Lucent or any affiliate, that results in a substantial probability that Lucent will or may be required to pay such additional amounts, then Lucent may, at its option, redeem, as a whole, but not in part, the Debentures on not less than 30 nor more than 60 days' prior notice, at a redemption price equal to 100% of their principal amount, together with interest accrued but unpaid thereon to the date fixed for redemption; provided that Lucent determines, in its business judgment, that the obligation to pay such additional amounts cannot be avoided by the use of reasonable measures available to it, not including substitution of the obligor under the Debentures. No redemption pursuant to (ii) above may be made unless Lucent shall have received an opinion of independent counsel to the effect that an act taken by a taxing authority of the United States results in a substantial probability that it will or may be required to pay the additional amounts described herein under the heading "-- Payment of Additional Amounts" and Lucent shall have delivered to the Trustee a certificate, signed by a duly authorized officer, stating that based on such opinion Lucent is entitled to redeem the Debentures pursuant to their terms.

NOTICES

     Notices to holders of the Debentures will be published in Authorized Newspapers in The City of New York, in London, and, (i) so long as the Debentures are listed on the Luxembourg Stock Exchange, in Luxembourg, and (ii) so long as the Debentures are listed on the Stock Exchange of Singapore Limited, in Singapore. It is expected that publication will be made in The City of New York in The Wall Street Journal, in London in the Financial Times, in Luxembourg in the Luxemburger Wort and in Singapore in The Business Times. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first such publication.

APPLICABLE LAW AND SERVICE OF PROCESS

     The Debentures and the Indenture will be governed by and construed in accordance with the laws of the State of New York. Lucent has designated Corporation Services Company in New York City as the authorized agent to receive service of process in the State of New York.

              CERTAIN UNITED STATES TAX DOCUMENTATION REQUIREMENTS

     A beneficial owner of the Debentures will generally be subject to the 30% United States federal withholding tax that generally applies to payments of interest on a registered form debt obligation issued by a United States person, unless one of the following steps is taken to obtain an exemption from or reduction of the tax:

EXEMPTION FOR NON-UNITED STATES PERSONS (IRS FORM W-8)

     A beneficial owner of the Debentures that is a non-United States person (other than certain persons that are related to the Company through stock ownership as described in clauses (x)(a) and (b) of Paragraph (i) under the "United States Taxation of Non-United States Persons -- Income and Withholding Tax") can obtain an exemption from the withholding tax by providing a properly completed IRS Form W-8 (Certificate of Foreign Status). Copies of IRS Form W-8 may be obtained from Banque Internationale a Luxembourg S.A., the Luxembourg listing agent.

EXEMPTION FOR NON-UNITED STATES PERSONS WITH EFFECTIVELY CONNECTED INCOME (IRS FORM 4224)

     A beneficial owner of the Debentures that is a non-United States person, including a non-United States corporation or bank with a United States branch, that conducts a trade or business in the United States with which interest income on the Debentures is effectively connected, can obtain an exemption from the withholding tax by providing a properly completed IRS Form 4224 (Exemption from Withholding of Tax on Income Effectively Connected with the Conduct of a Trade or Business in the United States).

EXEMPTION OR REDUCED RATE FOR NON-UNITED STATES PERSONS ENTITLED TO THE BENEFITS OF A TREATY (IRS FORM 1001)

     A beneficial owner of the Debentures that is a non-United States person entitled to the benefits of an income tax treaty to which the United States is a party can obtain an exemption from or reduction of the withholding tax (depending on the terms of the treaty) by providing a properly completed IRS Form 1001 (Ownership, Exemption or Reduced Rate Certificate).

EXEMPTION FOR UNITED STATES PERSONS (IRS FORM W-9)

     A beneficial owner of the Debentures that is a United States person can obtain a complete exemption from the withholding tax by providing a properly completed IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

UNITED STATES FEDERAL INCOME TAX REPORTING PROCEDURE

     A beneficial owner of the Debentures, or, in the case of IRS Forms 1001 and 4224, its agent, is required to submit the appropriate IRS Form under applicable procedures to the person through which the owner directly holds the Debentures. For example, if the beneficial owner is listed directly on the books of Euroclear or Cedel as the holder of the Debentures, the IRS Form must be provided to Euroclear or Cedel, as the case may be. Each other person through which the Debentures are held must submit, on behalf of the beneficial owner, the IRS Form (or in certain cases a copy thereof) under applicable procedures to the person through which it holds the Debentures, until the IRS Form is received by the United States person who would otherwise be required to withhold United States federal income tax from interest on the Debentures. For example, in the case of Debentures held through Euroclear or Cedel, the IRS Form (or a copy thereof) must be received by the U.S. Depositary of such clearing agency. Applicable procedures include additional certification requirements, described in clause (x)(c)(B) of paragraph (i) under the "United States Taxation of Non-United States Persons -- Income and Withholding Tax," if a beneficial owner of the Debentures provides an IRS Form W-8 to a securities clearing organization, bank or other financial institution that holds the Debentures on its behalf.

     Regulations recently issued by the IRS, which will be effective for payments made after December 31, 1999, make certain modifications to the certification procedures applicable to non-United States persons. Prospective investors should consult their tax advisors regarding the certification requirements for non-United States persons.

     Each holder of the Debentures that is a non-United States person should be aware that if it does not properly provide the required IRS Form, or if the IRS Form (or, if permissible, a copy of such Form) is not properly transmitted to and received by the United States person otherwise required to withhold United States federal income tax, interest on the Debentures may be subject to United States withholding tax at a 30% rate and the holder (including the beneficial owner) will not be entitled to any additional amounts from Lucent described under the heading "Description of the Debentures -- Payment of Additional Amounts" with respect to such tax. Such tax, however, may in certain circumstances be allowed as a refund or as a credit against such holder's United States federal income tax. The foregoing does not deal with all aspects of federal income tax withholding that may be relevant to non-United States holders of the Debentures. Investors are advised to consult their own tax advisors for specific advice concerning the ownership and disposition of the Debentures.

              UNITED STATES TAXATION OF NON-UNITED STATES PERSONS

INCOME AND WITHHOLDING TAX

     In the opinion of Cravath, Swaine & Moore, as special tax counsel to Lucent, under United States federal tax law as of the date of this Prospectus Supplement, and subject to the discussion of backup withholding below:

     (i) payments of principal and interest on a Debenture that is beneficially owned by a non-United States person will not be subject to United States federal withholding tax; provided, that in the case of interest,

           (x)(a) the beneficial owner does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Lucent entitled to vote,

              (b) the beneficial owner is not a controlled foreign corporation that is related to Lucent through stock ownership, and

              (c) either (A) the beneficial owner of the Debenture certifies, under penalties of perjury, that it is not a United States person and provides its name and address or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and holds the Debentures certifies, under penalties of perjury, that such statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof;

           (y) the beneficial owner is entitled to the benefits of an income tax treaty under which the interest is exempt from United States federal withholding tax and the beneficial owner of the Debenture or such owner's agent provides an IRS Form 1001 claiming the exemption; or

           (z) the beneficial owner conducts a trade or business in the United States to which the interest is effectively connected and the beneficial owner of the Debenture or such owner's agent provides an IRS Form 4224;

           provided that in each such case, the relevant certification or IRS Form is delivered pursuant to applicable procedures and is properly transmitted in a timely manner to the person otherwise required to withhold United States federal income tax, and none of the persons receiving the relevant certification or IRS Form has actual knowledge that the certification or any statement on the IRS Form is false;

     (ii) a non-United States person will not be subject to United States federal income tax on any gain realized on the sale, exchange or redemption of a Debenture unless the gain is effectively connected with the beneficial owner's trade or business in the United States or, in the case of an individual, the holder is present in the United States for 183 days or more in the taxable year in which the sale, exchange or redemption occurs and certain other conditions are met; and

     (iii) a Debenture owned by an individual who at the time of death is not a citizen or resident of the United States will not be subject to United States federal estate tax as a result of such individual's death if the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Lucent entitled to vote and the income on the Debenture would not have been effectively connected with a U.S. trade or business of the individual.

     Interest on a Debenture that is effectively connected with the conduct of a trade or business in the United States by a holder of a Debenture who is a non-United States person, although exempt from United States withholding tax, may be subject to United States income tax as if such interest was earned by a United States person.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     In general, information reporting requirements will apply to payments of principal and interest made on a Debenture and the proceeds of the sale of a Debenture within the United States to non-corporate holders of the Debentures, and "backup withholding" at a rate of 31% will apply to such payments if the holder fails to provide an accurate taxpayer identification number in the manner required or to report all interest and dividends required to be shown on its federal income tax returns.

     Information reporting on IRS Form 1099 and backup withholding will not apply to payments made by Lucent or a paying agent to a non-United States person on a Debenture if, in the case of interest, the IRS Form described in clause (y) or (z) in Paragraph (i) under "Income and Withholding Tax" has been provided under applicable procedures, or, in the case of interest or principal, the certification described in clause (x)(c) in Paragraph (i) under "Income and Withholding Tax" and a certification that the beneficial owner satisfies certain other conditions have been supplied under applicable procedures, provided that the payor does not have actual knowledge that the certifications are incorrect.

     Payments of the proceeds from the sale of a Debenture made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that if the broker is a United States person, a controlled foreign corporation for United States tax purposes or a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, information reporting may apply to such payments. Payments of the proceeds from the sale of a Debenture to or through the United States office of a broker are subject to information reporting and backup withholding unless the holder or beneficial owner certifies that it is a non-United States person and that it satisfies certain other conditions or otherwise establishes an exemption from information reporting and backup withholding.

     Regulations recently issued by the IRS, which will be effective for payments made after December 31, 1999, make certain modifications to the certification procedures applicable to non-United States persons. Prospective investors should consult their own tax advisors regarding the certification requirements for non-United States persons.

     Backup withholding is not a separate tax, but is allowed as a refund or credit against the holder's United States federal income tax, provided the necessary information is furnished to the Internal Revenue Service. Interest on a Debenture that is beneficially owned by a non-United States person will be reported annually on IRS Form 1042S, which must be filed with the Internal Revenue Service and furnished to such beneficial owner.

                                  UNDERWRITING

     Lucent is selling the Debentures to the Underwriters named below pursuant to the Underwriting Agreement dated March 15, 1999. Subject to certain conditions, Lucent has agreed to sell to each of the Underwriters, and each of the Underwriters has severally agreed to purchase, the principal amount of Debentures set forth in the following table:

                                                               PRINCIPAL AMOUNT
UNDERWRITER                                                     OF DEBENTURES
-----------                                                    ----------------
Bear, Stearns & Co. Inc....................................     $  680,004,000
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated..................................        544,000,000
ABN AMRO Bank N.V. ........................................         19,428,000
Barclays Bank PLC..........................................         19,428,000
Chase Securities Inc. .....................................         19,428,000
Goldman, Sachs & Co. ......................................         19,428,000
J.P. Morgan Securities Inc. ...............................         19,428,000
Salomon Smith Barney Inc. .................................         19,428,000
Morgan Stanley & Co. International Limited.................         19,428,000
                                                                --------------
             Total.........................................     $1,360,000,000

     Under the terms and conditions of the Underwriting Agreement, if the Underwriters take any of the Debentures, then they are obligated to take and pay for all of the Debentures.

     The Debentures are a new issue of securities with no established trading market. Lucent will apply for listing of the Debentures on the New York Stock Exchange, the Luxembourg Stock Exchange and the Stock Exchange of Singapore Limited. We cannot guarantee that applications to the New York Stock Exchange, the Luxembourg Stock Exchange or the Stock Exchange of Singapore Limited will be approved, and settlement of the Debentures is not conditioned on obtaining these listings. Lucent has been advised by the Underwriters that the Underwriters intend to make a market in the Debentures but are not obligated to do so and may discontinue market making at any time without notice. Lucent cannot give any assurance as to the liquidity of any trading market for the Debentures.

     The Underwriters initially propose to offer part of the Debentures directly to the public at the public offering price set forth on the cover page and part to certain dealers at a price that represents a concession not in excess of 0.50% of the principal amount of the Debentures. Any Underwriter may allow, and any such dealer may reallow, a concession not in excess of 0.25% of the principal amount of the Debentures to certain other dealers. After the initial offering of the Debentures, the Underwriters may, from time to time, vary the offering price and other selling terms.

     The Debentures are offered for sale in the United States, Europe and Asia.

     Each of the Underwriters has agreed that it will not offer, sell or deliver any of the Debentures, directly or indirectly, or distribute this Prospectus Supplement or the accompanying Prospectus or any other offering material relating to the Debentures, in or from any jurisdiction except under circumstances that will, to the best knowledge and belief of such Underwriter, result in compliance with the applicable laws and regulations thereof and which will not impose any obligations on Lucent except as set forth in the Underwriting Agreement.

     Each Underwriter has represented and agreed that (a) it has not offered or sold, and, prior to the expiration of the period of six months from the closing date for the Debentures, will not offer or sell any Debentures to persons in the United Kingdom, except to those persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995,
(b) it has complied and will comply with all applicable provisions of the Financial Services Act 1986, with respect to anything done by it in relation to the Debentures in, from or otherwise involving the United Kingdom, and (c) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the Debentures to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, as amended, or is a person to whom such documents may otherwise lawfully be issued or passed on.

     Each of the Underwriters has agreed that it has not offered or sold, and it will not offer or sell, directly or indirectly, any of the Debentures in or to residents of Japan or to any persons for reoffering or resale, directly or indirectly, in Japan or to any resident of Japan except pursuant to an exemption from the registration requirements of the Securities and Exchange Law available thereunder and in compliance with the other relevant laws of Japan.

     This Prospectus Supplement and the accompanying Prospectus have not been registered as a prospectus with the Registrar of Companies in Singapore. Accordingly, each Underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, any Debentures nor will it circulate or distribute this Prospectus Supplement or the accompanying Prospectus or any other offering document or material relating to the Debentures, directly or indirectly, to the public or any member of the public in Singapore other than
(1) to an institutional investor or other person specified in Section 106C of the Companies Act, Chapter 50 of Singapore (the "Singapore Companies Act"), (2) to a sophisticated investor, and in accordance with the conditions, specified in
Section 106D of the Singapore Companies Act, or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Singapore Companies Act.

     Purchasers of the Debentures may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page hereof.

     In connection with the offering of the Debentures, the Underwriters may, to the extent permitted by applicable law, engage in transactions that stabilize, maintain or otherwise affect the price of the Debentures. Specifically, the Underwriters may overallot in connection with the offering of the Debentures, creating a short position in the Debentures for their own account. In addition, the Underwriters may bid for, and purchase, Debentures in the open market to cover short positions or to stabilize the price of the Debentures. Finally, the Underwriters may reclaim selling concessions allowed for distributing the Debentures in the offering, if the Underwriters repurchase previously distributed Debentures in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market prices of the Debentures above independent market levels. The Underwriters are not required to engage in any of these activities and may end any of these activities at any time.

     Lucent estimates that its share of the total expenses of the offering of the Debentures, excluding underwriting discounts and commissions, will be approximately $850,000. Lucent has agreed to reimburse the Underwriters for certain expenses incurred by the Underwriters in connection with the offering of the Debentures.

     It is expected that delivery of the Debentures will be made against payment therefor on or about March 15, 1999, which is the third business day following the date hereof (such settlement cycle being herein referred to as "T+3").

     In the ordinary course of their respective businesses certain of the Underwriters and their affiliates have engaged and may in the future engage in various banking and financial services for and commercial transactions with Lucent and its affiliates.

     Lucent has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute payments which the Underwriters may be required to make in respect of such liabilities.

                              GENERAL INFORMATION


     Application will be made to list the Debentures on the Luxembourg Stock Exchange. In connection with the listing application, the Certificate of Incorporation and the By-Laws of Lucent and a legal notice relating to the issuance of the Debentures have been deposited prior to listing with Greffier en Chef du Tribunal d'Arrondissement de et a Luxembourg, where copies thereof may be obtained upon request. Copies of the above documents together with this Prospectus Supplement, the accompanying Prospectus, the Indenture and Lucent's current Annual and Quarterly Reports, as well as all future Annual Reports and Quarterly Reports, so long as any of the Debentures are outstanding, will be made available for inspection at the main office of Banque Internationale a Luxembourg S.A. in Luxembourg. Banque Internationale a Luxembourg S.A. will act as intermediary between the Luxembourg Stock Exchange and Lucent and the holders of the Debentures. In addition, copies of the Annual Reports and Quarterly Reports of Lucent may be obtained free of charge at such office.



     So long as any of the Debentures are outstanding, the Certificate of Incorporation, the By-Laws of Lucent, this Prospectus Supplement, the accompanying Prospectus, the Indenture and Lucent's current Annual and Quarterly Reports, as well as all future Annual Reports and Quarterly Reports may be inspected on any business day in Singapore at the offices of Allen & Gledhill in Singapore.


     Other than as disclosed or contemplated herein or in the documents incorporated herein by reference, there has been no material adverse change in the financial position of Lucent since December 31, 1998.

     Neither Lucent nor any of its subsidiaries is involved in litigation, arbitration, or administrative proceedings relating to claims or amounts that are material in the context of the issue of the Debentures.

     Lucent accepts responsibility for the information contained in relation to Lucent and the provisions of the Debentures in this Prospectus Supplement and accompanying Prospectus.

     Resolutions relating to the issue and sale of the Debentures were adopted by the Board of Directors of Lucent on February 23, 1996 and February 17, 1999.


     The Debentures have been assigned Euroclear and Cedel Common Code No. 009567097, International Security Identification Number (ISIN) US549463AE75 and CUSIP No. 549463AE7.


                                 LEGAL MATTERS

     The validity of the Debentures offered in this Prospectus Supplement, as well as certain other legal matters, will be passed upon for Lucent by Pamela F. Craven, Vice President-Law and Secretary, of the Company. As of January 31, 1999, Pamela F. Craven owned 548 shares of Lucent Common Stock and options and stock units for 158,334 shares of Lucent Common Stock. Certain legal matters will be passed upon for the Underwriters by Cravath, Swaine & Moore, New York, New York. Certain legal matters relating to the federal tax consequences of the issuance of the Debentures and other matters relating thereto will be passed upon for Lucent by Cravath, Swaine & Moore, New York, New York, as special tax counsel to Lucent. Cravath, Swaine and Moore also acts as counsel for Lucent from time to time, including Lucent's recently announced proposed merger with Ascend Communications.

                                    EXPERTS

     The consolidated balance sheets of Lucent Technologies Inc. as of September 30, 1998 and 1997 and the consolidated statements of income, changes in shareowners' equity and cash flows for each of the two years in the period ended September 30, 1998 and for the nine-month period ended September 30, 1996, included in Lucent's Annual Report on Form 10-K and the supplemental consolidated balance sheets of Lucent Technologies Inc. as of September 30, 1998 and 1997 and the supplemental consolidated statements of income, changes in shareowners' equity and cash flows for each of the two years in the period ended September 30, 1998 and for the nine-month period ended September 30, 1996, included in the Company's Current Report on Form 8-K, incorporated by reference in this Prospectus Supplement, have been incorporated herein, in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

PROSPECTUS

                              $3,500,000,000
                            LUCENT TECHNOLOGIES
                            NOTES AND WARRANTS

                            ------------------------

     Lucent Technologies Inc. (the "Company"), directly, through agents designated from time to time, or through dealers or underwriters also to be designated, may sell from time to time notes, debentures and other debt securities (the "Notes") of the Company, and Warrants (the "Warrants") to purchase Notes, for an aggregate offering price of up to $3,500,000,000, or the equivalent thereof in one or more foreign currencies or currency units, on terms to be determined at the time of sale. The specific designation, aggregate principal amount, maturities, rates or method of calculating rates and time of payment of interest, purchase price, any terms for redemption or repayment, the currencies or currency units in which the Notes are denominated or payable, whether the Notes are issuable in registered form or bearer form (with or without interest coupons) or both, or in uncertificated form, whether Notes initially will be represented by a single temporary or permanent global Note, the duration, purchase price, exercise price and detachability of any Warrants, and the agent, dealer or underwriter, if any, in connection with the sale of, and any other terms with respect to, the Notes and/or Warrants in respect of which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement ("Prospectus Supplement"). The Company reserves the sole right to accept and, together with its agents from time to time, to reject in whole or in part any proposed purchase of Notes or Warrants to be made directly or through agents.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

     If an agent of the Company or a dealer or an underwriter is involved in the sale of the Notes or Warrants in respect of which this Prospectus is being delivered, the agent's commission or dealer's or underwriter's discount is set forth in, or may be calculated from, the Prospectus Supplement and the net proceeds to the Company from such sale will be the purchase price of such Notes or Warrants less such commission in the case of an agent, the purchase price of such Notes or Warrants in the case of a dealer or the public offering price less such discount in the case of an underwriter, and less, in each case, the other attributable issuance expenses. The aggregate proceeds to the Company from all the Notes and Warrants will be the purchase price of Notes and Warrants sold, less the aggregate of agents' commissions and dealers' and underwriters' discounts and other expenses of issuance and distribution. The net proceeds to the Company from the sale of Notes and Warrants are also set forth in the Prospectus Supplement. See "Plan of Distribution" for possible indemnification arrangements for the agents, dealers and underwriters.
                            ------------------------

April 3, 1996

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY AGENT, DEALER OR UNDERWRITER. THE DELIVERY OF THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT SHALL NOT IMPLY THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS AND PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH THEY RELATE.
                            ------------------------

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 ("Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, and at the regional offices of the SEC located at 13th Floor, 7 World Trade Center, New York, NY 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. Such material can also be inspected at the New York Stock Exchange. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549.
                            ------------------------

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The following documents have been filed by the Company with the SEC (File No. 1-11639) and are incorporated herein by reference.

     (1) The Company's Registration Statement on Form 10 (No. 1-11639) filed with the Commission on February 26, 1996 (the "Form 10") including the exhibits thereto, as amended by Amendment No. 1 thereto filed on Form 10/A on March 12, 1996 and Amendment No. 2 thereto filed on Form 10/A on March 22, 1996 and Amendment No. 3 thereto filed on Form 10/A on April 1, 1996.

     All documents filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Notes and Warrants shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the accompanying Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     COPIES OF THE ABOVE DOCUMENTS, OTHER THAN EXHIBITS UNLESS SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION THAT THIS PROSPECTUS INCORPORATES, MAY BE OBTAINED UPON REQUEST WITHOUT CHARGE FROM THE SECRETARY'S DEPARTMENT, LUCENT TECHNOLOGIES INC., 600 MOUNTAIN AVENUE, MURRAY HILL, NEW JERSEY 07974 (TELEPHONE NUMBER 908-582-8500).

                                  THE COMPANY

     The Company was incorporated in November 1995 under the laws of the State of Delaware and has its principal executive offices at 600 Mountain Avenue, Murray Hill, New Jersey 07928 (telephone number 908-582-8500).

     The Company is one of the world's leading designers, developers and manufacturers of telecommunications systems, software and products. The Company is a global market leader in the sale of public telecommunications network systems, business communications systems and microelectronic components for communications applications. Further, the Company is the largest supplier in the United States of telecommunications products for consumers. In addition, the Company supports network operators and businesses with engineering, installation, maintenance and operations support services. The Company's research and development activities are conducted through Bell Laboratories, which consists of approximately three-quarters of the total resources of AT&T's former Bell Laboratories division.

     The Company's systems for network operators enable network operators to provide wireline and wireless local, long-distance and international voice, data and video services. The Company's networks include switching, transmission and cable systems packaged and customized with application software, operations support systems and associated professional services. The Company's business systems are primarily customer premises-based telecommunications systems that enable businesses to communicate within and between locations. The Company designs, develops and sells high-performance integrated circuits, electronic power systems and optoelectronic components for communications applications, both for other manufacturers and for incorporation into its own systems and products. In addition, the Company offers a wide range of communications products in the United States for consumers and small businesses, including corded, cordless and cellular telephones, telephone answering systems and related accessories.

     The Company is a majority owned subsidiary of AT&T Corp. ("AT&T"). AT&T has announced its intention, subject to the satisfaction of certain conditions, to divest its ownership interest in the Company by December 31, 1996 by means of a tax-free distribution to its shareholders.

                              RECENT DEVELOPMENTS

     The Company's business is highly seasonal, with revenue and net income concentrated in the fourth quarter of the year. Consequently, during the three quarters ending in March, June and September, the Company historically has not been as profitable as in the quarter ending in December, and the Company traditionally incurs losses in the first quarter. Such seasonality also causes the Company's cash flow requirements to vary greatly from quarter to quarter.

     In the first quarter of 1996, the Company expects to incur a net loss before cumulative effects of accounting changes, net of taxes in the range of $100 million to $140 million as compared to a net loss of $22 million in the first quarter of 1995. For the second quarter of 1996, the Company expects that it may earn substantially less than the $159 million earned in the second quarter of 1995, resulting in a loss for the first half of 1996. There are several factors influencing the significantly lower operating results anticipated for the first half of 1996: (i) one-time expenses associated with the Company's transition to operation as an independent publicly held company, including replication and modification of information, payroll and financial systems, and development of corporate identity programs; (ii) increased selling, general and administrative expenses associated with plans that pre-date the Company's restructuring decisions; (iii) the planned increase in expenditure by the Company for research and development; and (iv) one-time costs associated with the integration of the businesses purchased from Philips Electronics NV in February 1996. The impact on selling, general and administrative expenses of the actions taken in connection with the Company's strategic reorganization is not expected to be realized until the second quarter of 1996 and subsequent periods.

                                USE OF PROCEEDS

     The Company intends to use the proceeds from the sale of the Notes and Warrants towards refunding of debt, capital expenditures and general corporate purposes. The specific use of proceeds will be indicated in the accompanying Prospectus Supplement hereto. The amount and timing of the sales of the Notes and Warrants will depend on market conditions and the availability of other funds to the Company.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the unaudited historical ratios of earnings to fixed charges of the Company and its subsidiaries.

      YEAR ENDED DECEMBER 31,
  --------------------------------
  1995   1994   1993   1992   1991
  ----   ----   ----   ----   ----
   --    3.2    2.8    1.7     --

     For the purpose of calculating the ratio: (i) earnings have been calculated by adding fixed charges to income before income taxes, and by deducting therefrom interest capitalized during the period and the Company's share of the undistributed income in less-than-fifty-percent-owned affiliates; and (ii) fixed charges comprise total interest (including capitalized interest) and the portion of rentals representative of the interest factor. For the years ended December 31, 1995 and 1991, the ratio computations indicate that earnings were inadequate to cover fixed charges by $1,154 million and $1,529 million, respectively. The years ended December 31, 1995 and 1991 include pre-tax restructuring and other charges of $2,801 million and $1,006 million, respectively.

                            DESCRIPTION OF THE NOTES

     The Notes are to be issued under an indenture (the "Indenture"), dated as of April 1, 1996, between the Company and The Bank of New York, as Trustee (the "Trustee").

     A copy of the Indenture is filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by, reference to all the provisions of the Indenture. References are to the Indenture, and wherever particular provisions are referred to, such provisions are incorporated by reference as part of the statement made, and the statement is qualified in its entirety by such reference.

GENERAL

     The Indenture does not limit the aggregate principal amount of Notes which may be issued thereunder and provides that the Notes may be issued from time to time in one or more series. Reference is made to the Prospectus Supplement which accompanies this Prospectus for a description of the Notes being offered thereby including: (1) the aggregate principal amount of such Notes; (2) the percentage of their principal amount at which such Notes will be sold; (3) the date(s) on which such Notes will mature, or whether such Notes are payable on demand; (4) the rate(s) per annum at which such Notes will bear interest, if any, or the method of calculating such rate or rates of interest; (5) the times at which such interest, if any, will be payable; (6) the terms for redemption or early repayment, if any; (7) the denominations in which such Notes are authorized to be issued; (8) the coin or currency in which the Notes are denominated, which may be a composite currency such as the European Currency Unit; (9) any provision enabling payments of the principal of or any premium or interest on the Notes in a coin or currency other than the currency in which the Notes are denominated, including a non-U.S. dollar denominated currency; (10) the manner in which the amount of payments of principal of and any premium or interest on the Notes is to be determined if such determination is to be made with reference to one or more indexes; (11) whether such Notes are issuable in registered form ("registered Notes") or bearer form (with or without interest coupons) ("bearer Notes") or both, and whether such Notes shall be uncertificated; (12) whether any series of Notes will be represented by one or more temporary or permanent global securities and, if so, whether any such global securities will be in registered or bearer form, the identity of the depository for such global security or securities and the method of transferring beneficial interests in such global security or securities; (13) if a temporary global security is to be issued with respect to a series or any portion thereof, the terms upon which interests in such temporary global security may be exchanged for interests in a permanent global security or for definitive Notes of the series and the terms upon which interest in a permanent global security, if any, may be exchanged for definitive Notes of the series; (14) information with respect to book-entry procedures, if any; (15) whether and under what circumstances the Company will pay additional amounts on any Notes held by a person who is not a United States person in respect of taxes or similar charges withheld and, if so, whether the Company will have the option to redeem such Notes rather than pay such additional amounts; and (16) any other terms, including any terms which may be required by or advisable under United States laws and regulations or advisable in connection with the marketing of the Notes of such series, which will not be inconsistent with the provisions of the Indenture.

     Notes of any series may be registered Notes or bearer Notes or both as specified in the terms of the series. Additionally, Notes of any series may be represented by a single global note registered in the name of a depository's nominee and, if so represented, beneficial interests in such global note will be shown on, and transfers thereof will be effected only through, records maintained by a designated depository and its participants. Notes of any series may also be uncertificated. Unless otherwise indicated in the Prospectus Supplement, no bearer Notes (including Notes in permanent global bearer form, as described below) will be offered, sold, resold or delivered, directly or indirectly, to persons who are within the United States or its possessions or to any United States person in connection with their original issuance or their exchange for a portion of a temporary or permanent global Note. For purposes of this Prospectus, "United States person" means a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or an estate or trust the income of which is subject to United States Federal income taxation regardless of its source.

     Unless otherwise indicated in the Prospectus Supplement, principal and interest, if any, will be payable at the office of one or more paying agents as specified in the Prospectus Supplement; provided that payment of interest may be made at the option of the Company by check mailed to the address of the person entitled thereto as it appears in the register of the Notes. To the extent set forth in the Prospectus Supplement, except in special circumstances set forth in the Indenture, interest, if any, on bearer Notes will be payable only against presentation and surrender of the coupons for the interest installments evidenced thereby as they mature at the office of a paying agent of the Company located outside of the United States and its possessions. The Company will maintain one or more such agents for a period of two years after the principal of such bearer Notes has become due and payable. During any period thereafter for which it is necessary in order to conform to United States tax laws or regulations, the Company will maintain a paying agent outside of the United States and its possessions to which the bearer Notes and coupons related thereto may be presented for payment and will provide the necessary funds therefor to such paying agent upon reasonable notice.

     Bearer Notes and the coupons related thereto will be transferable by delivery. Unless otherwise indicated in the Prospectus Supplement, registered Notes will be transferable at the office of one or more transfer or paying agents as specified in the Prospectus Supplement.

     The Notes will be unsecured obligations of the Company and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company.

     Unless otherwise indicated in the Prospectus Supplement, the Notes will be issued only in denominations of $25,000, or the equivalent thereof in the case of Notes denominated in a foreign currency or currency unit (rounded downward to an integral multiple of 1,000 units of such foreign currency or currency unit), and any integral multiple of $1,000 over $25,000, or, in the case of Notes denominated in a foreign currency or currency unit, 1,000 units of such currency or currency unit, or in such other denominations, not less than $25,000, as may be specified in the terms of Notes of any particular series. No service charge will be made for any transfer or exchange of such Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

     Notes may be issued as original issue discount Notes (bearing no interest or interest at a rate which at the time of issuance is below market rates) to be sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such original issue discount Notes will be described in the Prospectus Supplement relating thereto.

     Registered Notes may be exchanged for an equal aggregate principal amount of registered Notes of the same series having the same date of maturity, interest rate, original issue date and other terms in such authorized denominations as may be requested upon surrender of the registered Notes to a transfer agent of the Company as specified in the Prospectus Supplement and upon fulfillment of all other requirements of such agent.

     To the extent permitted by the terms of a series of Notes authorized to be issued in registered form and bearer form, bearer Notes may be exchanged for an equal aggregate principal amount of registered or bearer Notes of the same series having the same date of maturity, interest rate, original issue date and other terms in such authorized denominations as may be requested upon delivery of the bearer Notes with all unpaid coupons relating thereto to a transfer or paying agent of the Company as specified in the Prospectus Supplement and upon fulfillment of all other requirements of such agent. Registered Notes will not be exchangeable for bearer Notes.

TEMPORARY GLOBAL NOTES

     If so specified in the Prospectus Supplement, all or any portion of the Notes of a series that are issuable as bearer Notes initially will be represented by one or more temporary global Notes, without interest coupons, to be deposited with a common depository in London for Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System ("Euroclear"), and CEDEL S.A. ("CEDEL") for credit to the respective accounts of the beneficial owners of such Notes (or to such other accounts as they may direct). On and after the exchange date determined as provided in any such temporary global Note and described in the Prospectus Supplement, the interest in such temporary global Note will be exchangeable for definitive Notes in bearer form, registered form, or permanent global form, or any combination thereof, as specified in the Prospectus Supplement.

     The Prospectus Supplement will set forth the procedures by which interest in respect of any portion of a temporary global Note payable in respect of an Interest Payment Date (as defined in such Prospectus Supplement) occurring prior to the issuance of definitive Notes will be paid.

PERMANENT GLOBAL NOTES

     If any Notes of a series are issuable in either bearer or registered permanent global form, the Prospectus Supplement will describe the circumstances, if any, under which beneficial owners of interests in any such permanent global Note may exchange such interests for Notes of such series and of like tenor and principal amount in any authorized form and denomination. A person having a beneficial interest in a permanent global Note, except with respect to payment of principal of, premium, if any, and any interest on such permanent global Note, will be treated as a holder of such principal amount of outstanding Notes represented by such permanent global Note as shall be specified in a written statement of the holder of such permanent global Note, or in the case of a permanent global Note in bearer form, of Euroclear or CEDEL which is produced to the Trustee by such person. Principal of, premium, if any, and any interest on a permanent global Note will be payable in the manner described in the Prospectus Supplement.

COVENANTS

     Limitation on Secured Indebtedness. The Company covenants in the Indenture that it will not, and will not permit any Restricted Subsidiary to, create, assume, incur or guarantee any Secured Indebtedness without securing the Notes equally and ratably with such Secured Indebtedness unless immediately thereafter the aggregate amount of all Secured Indebtedness (not including Secured Indebtedness with which the Notes are equally and ratably secured or Secured Indebtedness which is concurrently being retired) and the discounted present value of all net rentals payable under leases entered into in connection with sale and leaseback transactions (as further described below) would not exceed 15% of Consolidated Net Tangible Assets. (Section 4.03)

     Limitation on Sale and Leaseback Transactions. The Company covenants in the Indenture that it will not, and will not permit any Restricted Subsidiary to, enter into any lease longer than three years (not including leases of newly acquired, improved or constructed property) covering any Principal Property of or any Restricted Subsidiary that is sold to any other person in connection with such lease, unless either (a) immediately thereafter, the sum of (i) the discounted present value of all net rentals payable under all such leases entered into after January 31, 1996 (except any such leases entered into by a Restricted Subsidiary before the time it became a Restricted Subsidiary) and
(ii) the aggregate amount of all Secured Indebtedness (not including Secured Indebtedness with which the Notes are equally and ratably secured) does not exceed 15% of Consolidated Net Tangible Assets, or (b) an amount equal to the greater of (x) the net proceeds to the Company or a Restricted Subsidiary from such sale and (y) the discounted present value of all net rentals payable thereunder, is applied within 180 days to the retirement of long-term debt of the Company or a Restricted Subsidiary (other than such debt which is subordinate to the Notes or which is owing to the Company or a Restricted Subsidiary). (Section 4.04)

     Certain Definitions. "Secured Indebtedness" means indebtedness of the Company or any Restricted Subsidiary for borrowed money secured by any lien upon (or in respect of any conditional sale or other title retention agreement covering) any Principal Property or the stock or indebtedness of a Restricted Subsidiary, but excluding from such definition all indebtedness: (i) outstanding on February 1, 1996 secured by liens (or arising from conditional sale or other title retention agreements) existing on that date; (ii) incurred after January 31, 1996 to finance the acquisition, improvement or construction of such property and either secured by purchase money mortgages or liens placed on such property within 180 days of acquisition, improvement or construction or arising from conditional sale or other title retention agreements; (iii) secured by liens on Principal Property or the stock or indebtedness of Restricted Subsidiaries and existing at the time of acquisition thereof; (iv) owing to the Company or any other Restricted Subsidiary; (v) secured by liens existing at the time a corporation becomes a Restricted Subsidiary; (vi) incurred to finance the acquisition or construction of property secured by liens in favor of any country or any political subdivision thereof; and (vii) constituting any replacement, extension or renewal of any such indebtedness (to the extent such indebtedness is not increased). "Principal Property" means land, land improvements, buildings and associated factory, laboratory, office and switching equipment (excluding all products marketed by the Company or any of its subsidiaries) constituting a manufacturing, development, warehouse, service, office or operating facility owned by or leased to the Company or a Restricted Subsidiary, located within the United States and having an acquisition cost plus capitalized improvements in excess of 1.25 per cent of Consolidated Net Tangible Assets as of the date of such determination, other than any such property financed through the issuance of tax-exempt governmental obligations, or which the Board of Directors determines is not of material importance to the Company and its Restricted Subsidiaries taken as a whole, or in which the interest of the Company and all its subsidiaries does not exceed 50%. "Consolidated Net Tangible Assets" means the total assets of the Company and its subsidiaries, less current liabilities and certain intangible assets (other than product development costs). "Restricted Subsidiary" means (i) any Subsidiary of the Company which has substantially all its property in the United States, which owns or is a lessee of any Principal Property and in which the investment of the Company and all its Subsidiaries exceeds 1.25 per cent of Consolidated Net Tangible Assets as of the date of such determination, other than certain financing Subsidiaries and Subsidiaries formed or acquired after January 31, 1996 for the purpose of acquiring the business or assets of another person and that do not acquire all or any substantial part of the business or assets of the Company or any Restricted Subsidiary and (ii) any other Subsidiary designated by the Board of Directors of the Company as a Restricted Subsidiary. "Subsidiary" means any corporation a majority of the voting shares of which are at the time owned or controlled directly or indirectly, by the Company or by one or more Subsidiaries, or by the Company and one or more Subsidiaries. (Section 1.01)

     Limitation on Consolidation, Merger, Sale or Conveyance of Assets. Nothing in the Indenture shall prevent any consolidation of the Company with, or merger of the Company into, any other corporation or corporations (whether or not affiliated with the Company), or successive consolidations or mergers to which the Company or its successor or successors shall be a party or parties, or shall prevent any sale or conveyance of the property of the Company (including stock of subsidiaries) as an entirety or substantially as an entirety to any other corporation (whether or not affiliated with the Company) authorized to acquire and own or operate the same; provided that the Company covenants in the Indenture that upon any such consolidation, merger, sale or conveyance, the due and punctual payment of the principal of (and premium, if any) and interest on all of the Notes of each series, according to their tenor, and the due and punctual performance and observance of all of the covenants and conditions of the Indenture to be performed or observed by the Company shall be expressly assumed, by supplemental indenture executed and delivered to the Trustee by the corporation formed by such consolidation, or into which the Company shall have been merged, or which shall have acquired such property. The Indenture does not contain any covenants or provisions which would afford protection to Noteholders in the event of a highly leveraged transaction. (Section 5.01)

EVENTS OF DEFAULT, NOTICE AND WAIVER

     The Indenture provides that, if an Event of Default specified therein in respect of any series of Notes shall have happened and be continuing, either the Trustee or the holders of 25% in principal amount of the outstanding Notes of such series may declare the principal of all of the Notes of such series to be due and payable. (Section 6.01).

     Events of Default in respect of the Notes of any series are defined in the Indenture as being: default for 90 days in payment of any interest installment when due; unless otherwise specified in the Prospectus Supplement with respect to the Notes of any series, default in payment of principal of or premium, if any, on Notes of such series when due; default for 90 days after written notice to the Company by the Trustee or by the holders of 25% in principal amount of the outstanding Notes of such series in performance of any agreement in the Notes or Indenture in respect of such series; and certain events of bankruptcy, insolvency and reorganization. (Section 6.01)

     The Indenture provides that the Trustee will, within 90 days after the occurrence of a default in respect of any series of Notes, give to the holders of such series notice of all uncured and unwaived defaults known to it; provided that, except in the case of default in payment on any of the Notes of such series, the Trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of such series. The term "default" for the purpose of this provision means any event which is, or after notice or passage of time or both would be, an Event of Default. (Section 7.05)

     The Indenture contains provisions entitling the Trustee, subject to the duty of the Trustee during an Event of Default in respect of any series of Notes to act with the required standard of care, to refuse to perform any duty or exercise any right or power unless it receives indemnity satisfactory to it. (Section 7.01)

     The Indenture provides that the holders of a majority in principal amount of the outstanding Notes of any series may direct the time, method and place of conducting proceedings for remedies available to the Trustee, or exercising any trust or power conferred on the Trustee, in respect of such series. (Section 6.06)

     In certain cases, the holders of a majority in principal amount of the outstanding Notes of a series may on behalf of the holders of all Notes of such series waive any past default or Event of Default, or compliance with certain provisions of the Indenture, except among other things a default in payment of the principal of, premium, if any, or interest on, any of the Notes of such series. (Sections 6.01 and 6.06)

     The terms for any series of Notes may provide that the holders of Notes of such series shall act as one class together with the holders of Notes of one or more other series in voting, giving notice, waiving, giving directions or taking any other specified, permitted or authorized action.

DISCHARGE AND DEFEASANCE

     Under terms satisfactory to the Trustee, the Company may discharge certain obligations to holders of any series of Notes issued under the Indenture which have not already been delivered to the Trustee for cancellation and which have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee as trust funds an amount in cash sufficient to pay at maturity (or upon redemption) the principal of and interest on such Notes. (Section 8.01)

     In the case of any series of Notes the exact amounts (including the currency of payment) of principal of and interest due on such series can be determined at the time of making the deposit referred to below, the Company at its option may also (i) discharge any and all of its obligations to holders of such series of Notes ("defeasance") on the 91st day after the conditions set forth below have been satisfied, but may not thereby avoid its duty to register the transfer or exchange of such series of Notes, to replace any temporary, mutilated, destroyed, lost or stolen Notes of such series or to maintain an office or agency in respect of such series of Notes, or (ii) be released with respect to such series of Notes from the obligations imposed by the covenants described under "Covenants" above ("covenant defeasance"). Defeasance and covenant defeasance may be effected only if, among other things, (i) the Company irrevocably deposits with the Trustee as trust funds (a) money in an amount, (b) in the case of Notes payable only in U.S. Dollars, U.S. Government Obligations which through the payment of interest and principal in respect thereof will provide money in an amount or (c) a combination of (a) and (b), certified by a nationally recognized firm of independent public accountants to be sufficient to pay each installment of principal of and interest on all outstanding Notes of such series on the dates such installments of principal and interest are due; and (ii) the Company delivers to the Trustee an opinion of independent counsel to the effect that the holders of such series of Notes will not recognize gain or loss for United States Federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to United States Federal income tax on the same amount and in the same manner and at the same time as would have been the case if such defeasance or covenant defeasance had not occurred (which opinion may include or be based on a ruling to that effect received from or published by the Internal Revenue Service). "U.S. Government Obligations" means (i) direct obligations of the United States of America for the payment of which the full faith and credit of the United States of America is pledged; or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America. (Sections 1.01 and 8.02)

MODIFICATION OF THE INDENTURE

     The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of a majority in principal amount of the outstanding Notes of each series affected thereby (with such series voting as a separate class), to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indenture or modifying the rights of the holders of Notes of each such series, except that no such supplemental indenture may, without the consent of each holder affected, among other things, change the maturity of any Notes, or change the principal amount thereof, or any premium thereon, or change the rate or change the time of payment of interest thereon, make any Note payable in money other than that stated in the Note, or reduce the aforesaid percentage of outstanding Notes. (Sections 9.01 and 9.02)

CONCERNING THE TRUSTEE

     The Company may from time to time maintain lines of credit, and have other customary banking relationships, with The Bank of New York, the Trustee under the Indenture.

                          DESCRIPTION OF THE WARRANTS

     The Company may issue Warrants for the purchase of Notes. Warrants may be issued independently or together with any Notes offered by any Prospectus Supplement and may be attached to or separate from such Notes. The Warrants will be issued under a Warrant Agreement to be entered into between the Company and a bank or trust company, as Warrant Agent, and may be issued in one or more series, all as set forth in the Prospectus Supplement relating to the particular issue of Warrants. The Warrant Agent will act solely as an agent of the Company in connection with the Warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants. The following summaries of certain provisions of the form of Warrant Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the form of Warrant Agreement (including the form of certificate evidencing the Warrants ("Warrant Certificate")), copies of which are filed as exhibits to the Registration Statement.

GENERAL

     If Warrants are offered, the Prospectus Supplement will describe the following terms of the Warrants offered hereby (to the extent such terms are applicable to such Warrants): (i) the offering price; (ii) the coin or currency for which Warrants may be purchased, which may be a composite currency such as the European Currency Unit; (iii) the date on which the right to exercise the Warrants shall commence and the date on which such right shall expire or, if the Warrants are not continuously exercisable throughout such period, the specific date or dates on which they will be exercisable; (iv) whether the Warrants will be issuable in registered or bearer form or both and whether the Warrants will be issued in temporary and/or permanent global form, or in uncertificated form;
(v) the designation, aggregate principal amount, currency or currency unit and other terms of the Notes purchasable upon exercise of the Warrants and, if such Notes are issuable in bearer form, restrictions applicable to the purchase of Notes in bearer form upon exercise of the Warrants; (vi) the designation and terms of the Notes with which the Warrants are issued and the number of Warrants issued with each such Note; (vii) the date on and after which the Warrants and the related Notes will be separately transferable; (viii) the principal amount of Notes purchasable upon exercise of one Warrant and the price at which and currency or currency units in which such principal amount of Notes may be purchased upon such exercise; (ix) United States Federal income tax consequences; and (x) any other terms of the Warrants, including any terms which may be required or advisable under United States laws or regulations.

     Warrant Certificates may be exchanged for new Warrant Certificates of different denominations, may (if in registered form) be presented for registration of transfer, and may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Notes purchasable upon such exercise, including the right to receive payments of principal of, premium, if any, or interest, if any, on the Notes purchasable upon such exercise or to enforce covenants in the Indenture.

EXERCISE OF WARRANTS

     Each Warrant will entitle the holder to purchase such principal amount of Notes at such exercise price as shall in each case be set forth in, or calculable from, the Prospectus Supplement relating to the Warrants. Warrants may be exercised at any time up to 5:00 P.M. New York time on the date set forth in the Prospectus Supplement relating to such Warrants. After such time on the date (or such later date to which such date may be extended by the Company), unexercised Warrants will become void.

     Subject to any restrictions and additional requirements that may be set forth in the Prospectus Supplement relating thereto, Warrants may be exercised by delivery to the Warrant Agent of the Warrant Certificate evidencing such Warrants properly completed and duly executed and of payment as provided in the Prospectus Supplement of the amount required to purchase the Notes purchasable upon such exercise. Warrants will be deemed to have been exercised upon receipt of such Warrant Certificate and payment at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement and the Company will, as soon as practicable thereafter, issue and deliver the Notes purchasable upon such exercise. If fewer than all of the Warrants represented by such Warrant Certificate are exercised, a new Warrant Certificate will be issued for the remaining amount of the Warrants.

                              PLAN OF DISTRIBUTION

     The Company may sell the Notes and Warrants being offered hereby in four ways: (i) directly to purchasers, (ii) through agents, (iii) through dealers, or
(iv) through underwriters. Any or all of the foregoing may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

     Offers to purchase the Notes and Warrants may be solicited directly by the Company or by agents designated by the Company from time to time. Any such agent, who may be deemed to be an underwriter as that term is defined in the Securities Act of 1933, as amended (the "Securities Act"), involved in the offer or sale of the Notes and/or Warrants in respect of which this Prospectus is delivered will be named, and any commission payable by the Company to such agent set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Agents may be entitled under agreements, which may be entered into with the Company, to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act.

     If a dealer is utilized in the sale of the Notes and/or Warrants in respect of which this Prospectus is delivered, the Company will sell such Notes and/or Warrants to the dealer, as principal. The dealer may then resell such Notes and/or Warrants to the public (or to other dealers for resale to the public at prices to be determined by such other dealers) at varying prices to be determined by such dealer at the time of resale. Dealers may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

     If the sale is accomplished through an underwriter or underwriters, the Company will enter into an underwriting agreement with such underwriters at the time of sale to them and the names of the underwriters and the terms of the transaction will be set forth in the Prospectus Supplement, which will be used by the underwriters to make resales of the Securities in respect of which this Prospectus is delivered to the public. The underwriters may be entitled, under the relevant underwriting agreement, to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

     If so indicated in the Prospectus Supplement, the Company will authorize agents and underwriters to solicit offers by certain institutions to purchase Notes and/or Warrants from the Company at the public offering price set forth in the Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on a specified future date. Institutions with which Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, educational and charitable institutions, and other institutions, but shall in all cases be subject to the approval of the Company. Except as otherwise provided in the Prospectus Supplement, Contracts will not be subject to any conditions except that the purchase by an institution of the Notes covered by its Contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject. A commission indicated in the Prospectus Supplement will be paid to agents and underwriters soliciting purchases of the Notes and/or Warrants pursuant to Contracts accepted by the Company.

     The place and time of delivery for the Notes and/or Warrants in respect of which this Prospectus is delivered are set forth in the accompanying Prospectus Supplement.

                             FOR FLORIDA RESIDENTS

     AT&T, the parent of the Company, provides telecommunications services between the United States and Cuba jointly with Empresa de Telecomunicaciones Internacionales de Cuba ("EMTELCUBA"), the Cuban telephone company, pursuant to all applicable U.S. laws and regulations. All payments due EMTELCUBA are handled in accordance with the provisions of the Cuban Assets Control Regulations and the Cuban Democracy Act of 1992 and specific licenses issued thereunder. AT&T is the sole owner of the Cuban American Telephone and Telegraph Company ("CATT"), a Cuban corporation. CATT owns cable facilities between the United States and Cuba that were activated on November 25, 1994.

     This information is accurate as of the date hereof. Current information concerning the Company's and its affiliates' business dealings with the government of Cuba or with any person or affiliate located in Cuba may be obtained from the Division of Securities and Investor Protection of the Florida Department of Banking and Finance, the Capitol, Tallahassee, Florida 32399-0350, telephone number (904) 488-9805.

                                 LEGAL OPINIONS

     Richard J. Rawson, Senior Vice President and General Counsel of the Company, is passing upon the legality of the Notes and Warrants for the Company.

                                    EXPERTS

     The consolidated financial statements and financial statement schedule of the Company and its subsidiaries at December 31, 1995 and 1994 and for the years ended December 31, 1995, 1994 and 1993 incorporated by reference in this Prospectus and Registration Statement have been incorporated herein in reliance upon the report of Coopers & Lybrand L.L.P., independent auditors, given on the authority of that firm as experts in accounting and auditing.

                              PRINCIPAL OFFICES OF
                            LUCENT TECHNOLOGIES INC.
                              600 Mountain Avenue
                             Murray Hill, NJ 07974

                                    TRUSTEE

                              The Bank of New York
                               101 Barclay Street
                            New York, New York 10286

                    LUXEMBOURG STOCK EXCHANGE LISTING AGENT

                    Banque Internationale a Luxembourg S.A.
                                69 route d'Esch
                               L-1470 Luxembourg

                                 LEGAL ADVISERS

  To Lucent Technologies Inc.     To Lucent Technologies Inc.     To Lucent Technologies Inc.
    as to United States Law        as Special United States           as to Singapore Law
                                          Tax Counsel
       Pamela F. Craven             Cravath, Swaine & Moore            Allen & Gledhill
   Vice President -- Law and            Worldwide Plaza                36 Robinson Road
            Secretary                  825 Eighth Avenue               #18-01 City House
   Lucent Technologies Inc.      New York, New York 10019-7475         Singapore 068877
      600 Mountain Avenue
     Murray Hill, NJ 07974

                              To the Underwriters
                            as to United States Law
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                         New York, New York 10019-7475

                                  AUDITORS TO
                            LUCENT TECHNOLOGIES INC.

                           PricewaterhouseCoopers LLP
                          1301 Avenue of the Americas
                         New York, New York 10019-6013